UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Cloopen Group Holding Limited [RAAS]

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

18900M104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18900M104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hi Sun Technology (China) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,677,341(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,677,341(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,677,341(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Hi Sun Technology (China) Limited indirectly owns the 55,677,341 ordinary shares. The 55,677,341 ordinary shares are owned directly by Main Access Limited, which is a wholly owned subsidiary of Turbo Speed Technology Limited, which is a wholly owned subsidiary of Success Bridge Limited, which is a wholly owned subsidiary of Hi Sun Technology (China) Limited, which is a company listed on The Stock Exchange of Hong Kong Limited.

(2) The percentage ownership is calculated based upon 303,090,509 ordinary shares outstanding as of May 10, 2021 as reported in Cloopen Group Holding Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on May 10, 2021.

CUSIP No. 18900M104
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Success Bridge Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,677,341(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,677,341(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,677,341(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Success Bridge Limited indirectly owns the 55,677,341 ordinary shares. The 55,677,341 ordinary shares are owned directly by Main Access Limited, which is a wholly owned subsidiary of Turbo Speed Technology Limited, which is a wholly owned subsidiary of Success Bridge Limited, which is a wholly owned subsidiary of Hi Sun Technology (China) Limited, which is a company listed on The Stock Exchange of Hong Kong Limited.

(2) The percentage ownership is calculated based upon 303,090,509 ordinary shares outstanding as of May 10, 2021 as reported in Cloopen Group Holding Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on May 10, 2021.

CUSIP No. 18900M104
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Turbo Speed Technology Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,677,341(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,677,341(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,677,341(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Turbo Speed Technology Limited indirectly owns the 55,677,341 ordinary shares. The 55,677,341 ordinary shares are owned directly by Main Access Limited, which is a wholly owned subsidiary of Turbo Speed Technology Limited, which is a wholly owned subsidiary of Success Bridge Limited, which is a wholly owned subsidiary of Hi Sun Technology (China) Limited, which is a company listed on The Stock Exchange of Hong Kong Limited.

(2) The percentage ownership is calculated based upon 303,090,509 ordinary shares outstanding as of May 10, 2021 as reported in Cloopen Group Holding Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on May 10, 2021.

CUSIP No. 18900M104
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Main Access Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,677,341(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,677,341(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,677,341(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The 55,677,341 ordinary shares are owned directly by Main Access Limited, which is a wholly owned subsidiary of Turbo Speed Technology Limited, which is a wholly owned subsidiary of Success Bridge Limited, which is a wholly owned subsidiary of Hi Sun Technology (China) Limited, which is a company listed on The Stock Exchange of Hong Kong Limited.

(2) The percentage ownership is calculated based upon 303,090,509 ordinary shares outstanding as of May 10, 2021 as reported in Cloopen Group Holding Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on May 10, 2021.

Item 1.

(a)	Name of Issuer Cloppen Group Holding Limited

(b)	Address of Issuer’s Principal Office 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street Chaoyang District, Beijing People’s Republic of China

Item 2.

(a)	Name of Persons Filing 1. Hi Sun Technology (China) Limited 2. Success Bridge Limited 3. Turbo Speed Technology Limited 4. Main Access Limited

(b)	Address of the Principal Office or, if none, residence Room 2515, 25th Floor, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong

(c)	Citizenship Hong Kong

(d)	Title of Class of Securities Class A ordinary shares, par value US$0.0001 per share

(e)	CUSIP Number 18900M104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 55,677,341

(b)	Percent of class: 18.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 55,677,341

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of 55,677,341

These shares are owned directly by Main Access Limited, which is a wholly owned subsidiary of Turbo Speed Technology Limited, which is a wholly owned subsidiary of Success Bridge Limited, which is a wholly owned subsidiary of Hi Sun Technology (China) Limited, which is a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 818). There is no ultimate controlling person of Main Access limited. Turbo Speed Technology Limited, Success Bridge Limited and Hi Sun Technology (China) Limited disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein. The percentage ownership is calculated based upon 303,090,509 ordinary shares outstanding as of May 10, 2021 as reported in Cloopen Group Holding Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on May 10, 2021.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 18900M104	13G

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 9, 2022
Date

HI SUN TECHNOLOGY (CHINA) LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title

SUCCESS BRIDGE LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title

TURBO SPEED TECHNOLOGY LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title

MAIN ACCESS LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares of Cloopen Group Holding Limited, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of February, 2022.

HI SUN TECHNOLOGY (CHINA) LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title

SUCCESS BRIDGE LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title

TURBO SPEED TECHNOLOGY LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title

MAIN ACCESS LIMITED

/s/ LI Wenjin
Signature

LI Wenjin, Director
Name/Title